UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Adastra Completes C$10.2 Million Private Placement

Trading: TSX and AIM: AAA

London, UK (December 23, 2005) Adastra Minerals Inc. (“Adastra”) today announced that it has completed the private placement announced December 14, 2005 of 6,000,000 Class “A” common shares at C$1.70 per share to raise C$10,200,000 before expenses.

“This funding concludes an important year for Adastra, in which we have made great strides in the progression of the Kolwezi Tailings Project,” said Tim Read, President and Chief Executive of Adastra. “The funds raised will be used to finalise the Definitive Feasibility Study and the Environmental and Social Impact Assessment, both expected for completion in March 2006, as well as for other general corporate purposes. The stage is now set for 2006, which promises to be an exciting and active year as we enter the next stage in Kolwezi’s evolution.”

Canaccord Capital (Europe) Limited, MGI Securities Inc. and Mirabaud Securities Limited acted as agents for the purposes of this private placement. Following the placement, Adastra now has 77,185,331 Class “A” common shares in issue.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. Adastra is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

London
Tim Read	Cathy Malins / Annabel Leather
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: cathy.malins@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
E: mkangas@equicomgroup.com

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

December 23, 2005

Item 3.	News Release

The News Release dated December 23, 2005 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has completed the private placement announced December 14, 2005 of 6,000,000 Class “A” common shares at C$1.70 per share to raise C$10,200,000 before expenses.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 23rd day of December, 2005.

SCHEDULE “A”

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Adastra Completes C$10.2 Million Private Placement

Trading: TSX and AIM: AAA

London, UK (December 23, 2005) Adastra Minerals Inc. (“Adastra”) today announced that it has completed the private placement announced December 14, 2005 of 6,000,000 Class “A” common shares at C$1.70 per share to raise C$10,200,000 before expenses.

“This funding concludes an important year for Adastra, in which we have made great strides in the progression of the Kolwezi Tailings Project,” said Tim Read, President and Chief Executive of Adastra. “The funds raised will be used to finalise the Definitive Feasibility Study and the Environmental and Social Impact Assessment, both expected for completion in March 2006, as well as for other general corporate purposes. The stage is now set for 2006, which promises to be an exciting and active year as we enter the next stage in Kolwezi’s evolution.”

Canaccord Capital (Europe) Limited, MGI Securities Inc. and Mirabaud Securities Limited acted as agents for the purposes of this private placement. Following the placement, Adastra now has 77,185,331 Class “A” common shares in issue.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. Adastra is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

London
Tim Read	Cathy Malins / Annabel Leather
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: cathy.malins@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
E: mkangas@equicomgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date December 23, 2005

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director